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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KENSEY NASH CORPORATION
(Name of Subject Company (Issuer))

KONINKLIJKE DSM N.V.
BIOMEDICAL ACQUISITION CORPORATION
(Name of Filing Persons (Offerors))

Common Stock, $0.001 Par Value Per Share
(Title of Class of Securities)

490057106
(CUSIP Number of Class of Securities)

Hugh C. Welsh
President
DSM North America
45 Waterview Boulevard
Parsippany, NJ 07054
(973) 257-8300
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copies to:
William A. Groll
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza
New York, New York 10006
(212) 225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$401,874,049.50	$46,054.77

*
Estimated solely for purposes of calculating the filing fee pursuant to Rule 0-11(d) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Transaction Valuation was calculated on the basis of (a) 10,438,287 shares of common stock, $0.001 par value per share, of Kensey Nash Corporation (the "Shares"), the estimated maximum number of Shares that may be acquired in this tender offer (consisting of (i) 8,699,431 Shares issued and outstanding as of April 30, 2012, (ii) 1,696,387 Shares issuable upon the exercise of outstanding options and (iii) 42,469 Shares issuable pursuant to outstanding restricted stock awards), multiplied by (b) the offer price of $38.50 per Share.

**
The filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #3 for fiscal year 2012, issued September 29, 2011, by multiplying the transaction value by 0.0001146.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$46,054.77	Filing Party:	Koninklijke DSM N.V., Biomedical Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	May 21, 2012
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO (as amended, the "Schedule TO") originally filed on May 21, 2012 in connection with the offer by Biomedical Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly-owned subsidiary of Koninklijke DSM N.V., a corporation organized in the Netherlands ("DSM"), to purchase all outstanding shares of common stock, par value $0.001, including the associated Series A Junior Participating Preferred Stock Purchase Rights (the "Shares"), of Kensey Nash Corporation, a Delaware corporation ("Kensey Nash"), at a price of $38.50 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 21, 2012 (the "Offer to Purchase"), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal, which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(B), which, together with any amendments or supplements thereto, collectively constitute the "Offer." This Amendment is the final amendment to the Schedule TO and, in accordance with Instruction H of the General Instructions to Schedule TO, constitutes DSM's and Purchaser's disclosure under Section 13(d) of the Securities Exchange Act of 1934, as amended, with respect to the Shares acquired in the Offer.

        All capitalized terms used in this Amendment without definition have the meanings ascribed to them in the Schedule TO.

Items 1-11.

        The Offer to Purchase is hereby amended and supplemented by including the following:

        The initial offering period of the Offer expired at 12:00 midnight, New York City time, on Monday, June 18, 2012. The Depositary for the Offer has advised DSM and Purchaser that, as of such time, a total of 7,151,081 Shares were validly tendered and not withdrawn in the Offer (including 276,900 Shares tendered by notices of guaranteed delivery), representing approximately 82% of the outstanding Shares, and approximately 79% excluding the Shares tendered by notices of guaranteed delivery (or approximately 69% and 66%, respectively, calculated on a fully diluted basis). Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn, and payment will be made promptly, in accordance with the terms of the Offer.

        DSM plans to exercise the top-up option in accordance with the Merger Agreement and to cause the Merger to become effective within the next few days as a short-form merger pursuant to Section 253 of the DGCL. In the short-form Merger, Purchaser will merge with and into Kensey Nash and each Share not tendered in the Offer, other than those as to which holders properly exercise appraisal rights under Delaware law and those held by DSM or Kensey Nash or their respective wholly-owned subsidiaries, will be converted into the right to receive $38.50 per Share in cash, without interest and less any required withholding taxes. This is the same price per Share being paid in the Offer.

        The full text of the press release issued by DSM on June 19, 2012 in connection with the expiration of the Offer is filed as Exhibit (a)(5)(I) hereto and is incorporated herein by reference.

Item 12.    Exhibits.

(a)(5)(I)	Press Release issued by DSM on June 19, 2012

 SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 19, 2012

KONINKLIJKE DSM N.V.
By:	/s/ Hugh C. Welsh
	Name:	Hugh C. Welsh
	Title:	President and General Counsel, DSM North America
BIOMEDICAL ACQUISITION CORPORATION
By:	/s/ Hugh C. Welsh
	Name:	Hugh C. Welsh
	Title:	Secretary and Director

 EXHIBIT INDEX

(a)(5)(I)	Press Release issued by DSM on June 19, 2012

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  Items 1-11.
  Item 12. Exhibits.
SIGNATURE
EXHIBIT INDEX